FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2003.

Total number of pages: 4.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number

1. [Amendment to Consolidated Financial Information as of March 31, 2003]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:	June 26, 2003

Tokyo, 26 June 2003

Amendment to Consolidated Financial Information as of March 31, 2003

Please be informed that certain amendments are required with respect to the items mentioned in Notes to the Consolidated Financial Information released on April 30 as follows.

1.	Amendments required

Nomura Holdings, Inc. Notes to the Consolidated Financial Information

4.	Credit commitments and contingencies (page 18)

Before amendments

	March 31, 2003	Translation into U.S. dollars March 31, 2003
Standby letters of credit and financial guarantees	¥23,483 million	$199 million

After amendments

	March 31, 2003	Translation into U.S. dollars March 31, 2003
Standby letters of credit and financial guarantees	¥49,449 million	$419 million

2.	Reason for amendments

The collected amount of Standby letters of credit and financial guarantees as of March 31, 2003 pursuant to the Financial Accounting Standards Board Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” was inappropriate.

Ends

For further information please contact:

Name	Company	Telephone
Koichi Ikegami	Nomura Securities Co., Ltd	81-3-3211-1811
Investor Relations Dept.,
Nomura Group Headquarters

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

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